Free Writing Prospectus to Preliminary Pricing Supplement No. 5,059

Registration Statement Nos. 333-275587; 333-275587-01

Dated November 26, 2024; Filed pursuant to Rule 433

Morgan Stanley

13-Month GLD Buffered Participation Securities

This document provides a summary of the terms of the Buffered Securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Maturity date:	January 8, 2026
Underlying commodity shares:	Shares of the SPDR® Gold Trust
Payment at maturity per Buffered Security[1]:

If the final share price is greater than the initial share price:

$1,000 + upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

If the final share price is less than or equal to the initial share price but has decreased from the initial share price by an amount less than or equal to the buffer amount of 5%:

$1,000

If the final share price is less than the initial share price and has decreased from the initial share price by an amount greater than the buffer amount of 5%:

($1,000 x the share performance factor) + $50

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered Securities pay less than $50 per Buffered Security at maturity.

Upside payment:	$1,000 × share percent increase
Share percent increase:	(final share price – initial share price) / initial share price
Initial share price:	The closing price of the underlying commodity shares on the pricing date
Final share price:	The closing price of the underlying commodity shares on the valuation date times the adjustment factor on such date
Valuation date:	January 5, 2026, subject to postponement for non-trading days and certain market disruption events
Buffer amount:

5%. As a result of the buffer amount of 5%, the value at or above which the underlying commodity shares must close on the valuation date so that investors do not suffer a loss on their initial investment in the Buffered Securities is 95% of the initial share price.

Minimum payment at maturity:	$50 per Buffered Security (5% of the stated principal amount)
Share performance factor:	Final share price divided by the initial share price
Maximum payment at maturity:	$1,173 per Buffered Security (117.30% of the stated principal amount)
Stated principal amount:	$1,000 per Buffered Security
Issue price:	$1,000 per Buffered Security
Pricing date:	December 5, 2024
Original issue date:	December 10, 2024 (3 business days after the pricing date)
CUSIP/ISIN:	61776WZ63 / US61776WZ630
Preliminary pricing supplement:	sec.gov/Archives/edgar/data/895421/000183988224040808/ms5059_424b2-24086.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity1

Change in Underlying Commodity Shares	Return on Buffered Securities
+50%	17.30%
+40%	17.30%
+30%	17.30%
+20%	17.30%
+17.30%	17.30%
+10%	10%
+5%	5%
0%	0%
-5%	0%
-10%	-5%
-15%	-10%
-20%	-15%
-30%	-25%
-40%	-35%
-50%	-45%
-60%	-55%
-80%	-75%
-100%	-95%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Commodity Shares

For more information about the underlying commodity shares, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Buffered Securities

●The Buffered Securities do not pay interest and provide a minimum payment at maturity of only 5% of your principal.

●The appreciation potential of the Buffered Securities is limited by the maximum payment at maturity.

●The market price of the Buffered Securities will be influenced by many unpredictable factors.

●The Buffered Securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Buffered Securities.

●The Buffered Securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Buffered Securities.

●The amount payable on the Buffered Securities is not linked to the price of the underlying commodity shares at any time other than the valuation date.

●Investing in the Buffered Securities is not equivalent to investing in the underlying commodity shares or in the commodity composing the underlying commodity shares.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Buffered Securities in the original issue price reduce the economic terms of the Buffered Securities, cause the estimated value of the Buffered Securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the Buffered Securities is $976.60 per Buffered Securities, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The Buffered Securities will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Buffered Securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the Buffered Securities.

●The U.S. federal income tax consequences of an investment in the Buffered Securities are uncertain.

Risks Relating to the Underlying Commodity Shares

●Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.

●The Buffered Securities are subject to risks associated with gold.

●There are risks relating to trading of commodities on the London Bullion Market Association.

●The performance and market price of the underlying commodity shares, particularly during periods of market volatility, may not correlate with the performance of the underlying commodity or the net asset value per share of the underlying commodity shares.

●Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the Buffered Securities.

●The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the underlying commodity shares.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Buffered Securities–United States Federal Taxation” concerning the U.S. federal income tax consequences of an investment in the Buffered Securities, and you should consult your tax adviser.